

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

March 20, 2015

Via E-Mail
Stuart Ducote
President
United Mortgage Trust
1301 Municipal Way
Grapevine, TX 76051

        **Re: United Mortgage Trust
        Form 10-K for the Fiscal Year Ended December 31, 2013
        Filed March 31, 2014
        File No. 000-32409**

Dear Mr. Ducote:

We have reviewed your March 2, 2015 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 11, 2015 letter.

Item 8. Consolidated Financial Statements and Supplementary Data

Note G. Related Party Transactions

Historical Performance, page 57

1. We note your response to comment 2 and refer to the UMTH cash flow reconciliation included in Exhibit A. As previously requested, to the extent that you continue to believe that the $ 1.8 million non-cash investment in foreclosed property adjustment should be reflected in this footnote, explain to us the nature of and why you add back this amount.

2. We note your response to comment 3 and refer to the UDF cash flow reconciliation included in Exhibit A. As previously requested please tell us, and disclose in future filings, why you have not considered the related UDF cash outflows for investments in real estate owned and development notes receivable in your assessment of collectability of the UDF line of credit payable to the Company. Also, in future filings expand footnote (4) to the table on page 57 to disclose that, consistent with your response, cash flows of UDF presented in the table also include proceeds from sales of real estate owned.

   You may contact Jorge L. Bonilla, Staff Accountant, at (202) 551-3414 or me at (202) 551-3446 if you have questions regarding comments on the financial statements and related matters. Please contact Sara von Althann, Attorney-Advisor, at (202) 551-3207 or Kristina Aberg, Attorney-Advisor, at (202) 551-3404 with any other questions.

   Sincerely,

   /s/ Jaime G. John

   Jaime G. John
   Branch Chief